ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017

ICAPITAL SECURITIES, LLC
FINANCIAL STATEMENT
DECEMBER 31, 2017

CONTENTS

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69443

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ICAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 EAST 42ND STREET, FLOOR 26
(No. and Street)

NEW YORK	NY	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MICHAEL STANTON 646-214-7283
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

COHNREZNICK LLP
(Name – *if individual, state last, first, middle name*)

1301 Avenue of the Americas	New York	NY	10019
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael Stanton _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
iCapital Securities, LLC _____, as

of December 31 _____ , 20 17 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

No exception _____



Signature

Chief Compliance Officer

Title

2/28/18

Notary Public

MARTHA C SCHOLL
Notary Public, State of New York
No. 01SC6168196
Qualified In New York County
Commission Expires September 10, 20 19

This report ** contains (check all applicable boxes):
- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
  Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
  consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

COHNREZNICK
ACCOUNTING • TAX • ADVISORY

CohnReznick LLP
cohnreznick.com

Report of Independent Registered Public Accounting Firm

To the Member of
iCapital Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of iCapital Securities, LLC as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of iCapital Securities, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of iCapital Securities, LLC's management. Our responsibility is to express an opinion on iCapital Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to iCapital Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as iCapital Securities, LLC's auditor since 2016.

CohnReznick LLP

New York, New York
February 28, 2018

3

ICAPITAL SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

Assets

Cash and cash equivalents	$	5,794,188
Fees receivable		3,204,629
Other assets		27,712
Total assets	$	9,026,529

Liabilities and member's equity

Liabilities

Accounts payable and accrued expenses	$	2,956,991
Brokerage commissions payable		1,742,471
Due to Parent		556,880
Total liabilities		5,256,342
Member's equity		3,770,187
Total liabilities and member's equity	$	9,026,529

The accompanying notes are an integral part of this financial statement.

ICAPITAL SECURITIES, LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

NOTE 1.   ORGANIZATION AND BUSINESS ACTIVITY

iCapital Securities, LLC (the "Company"), a wholly owned subsidiary of iCapital Network, Inc. (the "Parent"), was formed in Delaware as a limited liability company on January 23, 2014. The Company commenced operations on June 1, 2014. The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company received its FINRA approval for membership on December 16, 2014.

The Company's revenues are based on fees charged to its clients which are in the form of administrative agent fees, distribution fees and placement fees. The Company conducts business in the private placement of securities.

The accompanying financial statement has been prepared from the separate records maintained by the Company and, due to certain transactions and agreements with affiliated entities, such financial statement may not necessarily be indicative of the financial condition that would have existed had the Company operated as a standalone entity.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation - The financial statement has been prepared in conformity with U.S. generally accepted accounting principles ("U.S. GAAP").

Use of Estimates - The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of fees receivable, revenues and expenses during the reporting period.

Cash and Cash Equivalents - The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

Fees Receivable – The Company records its fees receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its receivables and establishes an allowance for doubtful accounts, if necessary, based on a history of past bad debts and collections and current credit conditions. Accounts are written off when determined to be uncollectible. At December 31, 2017, the fees receivable balance is deemed fully collectible.

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Brokerage Commissions - Instances arise where the Company accrues income in connection with the sale of investments and at the same time accrues expenses relating thereto. In this scenario, since a written contract exists between the Company and sales representatives or unaffiliated selling group member, fees receivable are not deducted to net worth to the extent they are offset by the brokerage commission payable. Brokerage commissions of $1,742,471 were payable as of December 31, 2017 which is included in the accompanying statement of financial condition.

Income Taxes - The Company is a limited liability company treated as a disregarded entity for federal, state and city income tax purposes and accordingly, no provision has been made in the accompanying financial statements for any federal, state or local tax. All revenues and expenses retain their character and pass directly to the Parent's income tax returns. The Company is subject to New York City unincorporated business tax of 4%. The Company recorded a full valuation allowance against the New York City unincorporated business tax liability on the basis of management's assessment that the amount is more likely than not to be realized. For the year ended December 31, 2016, management has determined that there are no uncertain income tax positions. The Company remains subject to U.S. federal and state income tax audits for all periods since inception.

Revenue Recognition - In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Updates (ASU) 2014-09, *Revenue from Contracts with Customers (Topic 606)*, which will supersede nearly all existing revenue recognition guidance under U.S. GAAP. The core principle of this ASU is that revenue should be recognized for the amount of consideration expected to be received for promised goods or services transferred to customers. This ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments, and assets recognized for costs incurred to obtain or fulfill a contract. ASU 2014-09 was scheduled to be effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. In August 2015, the FASB issued ASU 2015-14, *Revenue from Contracts with Customers (Topic 606): Deferral of Effective Date*, which defers the effective date of ASU 2014-09 by one year and allows entities to early adopt, but no earlier than the original effective date. ASU 2014-09 will now be effective for the Company for the annual reporting period beginning January 1, 2018. This update allows for either full retrospective or modified retrospective adoption. In April 2016, the FASB issued ASU 2016-10, *Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing*, which amends guidance previously issued on these matters in ASU 2014-09. The effective date and transition requirements of ASU 2016-10 are the same as those

NOTE 2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

for ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, *Revenue from Contracts with Customers (Topic 606): Narrow Scope Improvements and Practical Expedients*, which clarifies certain aspects of the guidance, including assessment of collectability, treatment of sales taxes and contract modifications, and providing certain technical corrections. The effective date and transition requirements of ASU 2016-12 are the same as those for ASU 2014-09.

The Company has evaluated and adopted the new guidance on January 1, 2018 and the adoption is not expected to have a significant impact on the Company's financial statements and a cumulative effect adjustment under the modified retrospective method of adoption will not be necessary.

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has entered into an expense sharing agreement with the Parent. Expenses such as payroll, rent, utilities, communications, market data, insurance, and office supplies are allocated to the Company. A total of approximately $7,579,194 was incurred for the year ended December 31, 2017 by the Company under this agreement. The Company paid the Parent approximately $1,926,812 and $3,330,447 of expenses were forgiven by the Parent during 2017, generating an underpayment of $556,880 at December 31, 2017 and accrued expense of $1,282,214 which are included in the attached statement of financial conditions as due to Parent.

The Company has servicing agreements with certain financial service firms regarding revenue share agreements. Per these agreements, the administrative agent shall pay the service provider between 50% and 65% of service fees due to and received by the administrative agent.

The Company has agreed to waive a portion of certain fund expenses incurred over a specified threshold of its funds. The Company accrues these amounts on a quarterly basis. Such costs are included in accounts payable and accrued expenses in the accompanying statement of financial condition.

NOTE 4.   NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule ("Rule 15c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the ratio exceeds 10 to 1. At December 31, 2017, the Company had net capital of $2,100,177 which was $1,749,754 in excess of its required net

capital of $350,423. The Company's ratio of aggregate indebtedness to net capital was 2.50 to 1.

NOTE 5. EXEMPTION FROM SEC RULE 15c3-3

The Company does not carry any customer accounts and is exempt from the SEC Rule 15c3-3 pursuant to exemptive provisions under paragraph k(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

NOTE 6. CONCENTRATION OF CREDIT RISK

Cash held by financial institutions which exceed the Federal Deposit Insurance Corporation ("FDIC") limits expose the Company to concentrations of credit risk. Balances throughout the year usually exceeded the maximum coverage provided by the FDIC on insured depositor accounts. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

NOTE 7. CONCENTRATION OF FEES RECEIVABLE

The fees receivable from two of the Company's funds were approximately $2,506,679 as of December 31, 2017.

NOTE 8. COMMITMENTS, CONTINGENCIES AND GUARANTEES

Guarantee of Loan – The Parent has entered into a loan agreement, under which its subsidiaries, including the Company, are jointly and severally liable. The Company's guarantee is limited to the lesser of $5 million or the amount such that the expense of the guarantee will not result in the Company reporting a net capital deficiency.

The Company had no lease or equipment rental commitments and no contingent liabilities as of or for the year ended December 31, 2017 that are material in nature.

NOTE 9. INDEMNIFICATIONS

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has

not recorded any contingent liability in the financial statements for these indemnifications.

NOTE 10.   SUBSEQUENT EVENTS

Subsequent events have been evaluated through February 28, 2018. No events have been identified that require disclosure.